UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 20, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nevro Corporation

File No. 1-36715 - CF#33501

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Nevro Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2016.

Based on representations by Nevro Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2(c)	through September 16, 2017
Exhibit 10.5(c)	through March 18, 2018
Exhibit 10.25	through February 29, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary